Exhibit 99.1

PRESS RELEASE

Trading Symbol: TSX: SVM
NYSE: SVM	February 13, 2012

Silvercorp Reports 4.34 metre interception (true width) of 642 gram per tonne of Silver and 1.0 gram per tonne gold for vein LM5W at the LM Mine, Ying Mining District, Henan Province, China

VANCOUVER, BRITISH COLUMBIA, CANADA – February 13, 2012 – Silvercorp Metals Inc. ("Silvercorp”) is pleased to report the results of its successful 2011 underground diamond drilling program at the LM Mine, Ying Mining District, Henan, China. The drill program has substantially extended the mineralized veins to depth and along striking directions. The 2011 drilling program at the LM mine was a follow up on the successful 12,255 meters (m) 2010 drilling campaign that discovered twelve additional high-grade veins as reported in the Company’s Press Release of January 10, 2011, which contributed to the increase in resource announced on July 7, 2011. It is expected that the success of the 2011 drilling program may contribute additional mineral resources.

2011 Drill Results

The 2011 drill program at the LM mine completed a total of 12,655 m of diamond core drilling in 35 holes utilizing two underground drill rigs. Twenty five out of 35 completed drill holes encountered high-grade silver-lead-zinc mineralization while the remaining holes intersected vein structures with weak mineralization. The drilling has significantly extended veins LM5, LM5W, and LM6 over 600 m in depth to below 400m elevation.

The drilling has also revealed a possible trend of increasing gold grades with depth. Four out of 5 holes that intersected the veins below 400m elevation contained greater than 1 g/t gold (Au) with the deepest interception at 332m elevation (Vein LM6 in Hole ZKL5206) yielding 314 g/t silver (Ag) and 7.95 g/t Au over a 0.66 m interval.

Table 1 lists assay results for 25 holes that intercepted significant mineralization. Highlights of selected intercepts are follows.

  Hole ZKL5006 intercepted 4.34m true width of LM5W grading 642 g/t Ag, 1.15% lead (Pb), 1% zinc (Zn) and 1.00 g/t Au at the 348m elevation, including a 0.55m interval grading 3,720 g/t Ag, 7.13% Pb, 5.19% Zn and 1.77g/t Au;

  Hole ZKL5402 intercepted 0.40m of vein LM5 grading 1,273 g/t Ag, 3.22% Pb and 2.22% Zn at the 716m elevation;

  Hole ZKL5801 intercepted 0.86m of vein LM5 grading 525 g/t Ag, 1.35% Pb and 2.23% Zn at the 781m elevation;

  Hole ZKL6201 intercepted 1.64m of vein LM5 grading 661 g/t Ag and 5.2% Pb at the 692m elevation, including a 0.35m interval grading 2,016 g/t Ag, 16.87% Pb and 1.86% Zn;

  Hole ZKL5802 intercepted 0.40m true width of vein LM5E grading 771 g/t Ag and 7.77% Pb at the 683m elevation;

  Hole ZKL5206 intercepted 0.66m of vein LM6 grading 314 g/t Ag, 0.53% Pb, 0.61% Zn, and 7.95 g/t Au at 332 m elevation, and 0.70 m of LM5W grading 702 g/t Ag, 0.96% Pb and 1.35% Zn at the 289m elevation.

Mine Development Update and Production Plan at LM Mine

To date, LM Mine has been accessed by two-stage declines. The first stage decline, developed in Main Access Tunnel PD838, started at the 845m elevation and bottomed at the 790m elevation while the second stage decline is from the 790m elevation to 700m elevation. The mine production at levels above the 800m elevation and some ore production at levels above the 700m elevation have been carried out from the decline access.

Based on the successful 2010 underground diamond drilling programs at the LM Mine, the Company has developed a new shaft, Shaft 900, to expand its production. Shaft 900 is 3.5 m in diameter and was sunk from the 910m elevation to the 500m elevation, for a total depth of 410 m. The Shaft is now operational with a single deck cage. With the shaft now operational, semi-mechanized electrical loaders can now be used in underground mucking. Tunnel development has been completed at four underground levels (800mL, 750mL, 700mL, 650mL, and 600mL) which will allow a gradual increase of mining capacity.

Once all the mining levels are completed down to the 500 m elevation, it is expected that the ore production from the LM Mine will increase from 18,000 tonnes in 2011 to approximately 80,000 tonnes starting early 2014, resulting in a combined annual mine production capacity of 200,000 tonnes for the LM Mine and LM Mine West.

Table 1: Selected Drill Hole Assay Results:
	Intersection
Drill			Interval	Elevation	Ag	Pb	Zn	Au	Cu	Mineralized
Hole	From	To (m)	(m)	(m)	(g/t)	(%)	(%)	(g/t)	(%)	Veins
	(m)
ZKL5601	118.73	119.08	0.35	745	429	0.42	0.04	<0.10	0.02	LM6
ZKL5003	256.32	256.48	0.16	622	136	1.86	0.11	<0.10	0.02	LM4
	305.47	305.72	0.25	579	315	1.40	1.16	<0.10	0.03	LM6
	352.21	353.64	1.43	537	217	0.74	0.53	0.00	0.21	LM6E
Including	352.79	353.12	0.33	537	794	2.26	1.65	<0.10	0.71
	381.82	381.97	0.15	511	133	0.13	1.36	<0.10	0.05	LM5W3
	384.63	384.87	0.24	508	191	0.51	0.29	0.12	0.03	LM5W2
	430.47	430.97	0.50	468	102	0.50	0.15	<0.10	0.66	LM5W
	452.30	453.43	1.13	448	454	1.45	0.58	0.85	0.11	LM5
Including	452.30	452.99	0.69	449	696	1.59	0.81	1.24	0.17
ZKL5507	292.59	293.66	1.07	570	208	3.14	1.64	1.26	0.04	LM6
	431.83	433.30	1.47	441	325	4.27	1.24	0.04	0.05	LM5
Including	432.35	432.55	0.20	441	1,131	30.97	8.94	0.33	0.22
ZKL5401	101.22	101.40	0.18	793	132	1.35	0.44	0.00	0.02	LM6
	111.48	111.68	0.20	788	165	0.40	0.31	0.01	0.28	LM6E2
	164.40	166.00	1.60	763	277	1.90	0.33	0.00	0.14	LM5

Including	165.50	166.00	0.50	762	560	3.84	0.37	0.00	0.36
ZKL5004	497.88	500.47	2.59	384	312	1.31	0.24	0.42	0.02	LM5
Including	499.19	499.53	0.34	384	525	3.08	0.42	1.20	0.03
ZKL5402	189.05	189.45	0.40	716	1,273	3.22	2.22	0.07	0.62	LM5
	205.16	205.42	0.26	706	1,008	4.67	2.19	0.03	0.29	LM5E2
ZKL004	139.43	140.03	0.60	758	114	0.15	0.07	<0.10	0.02	LM2
ZKL005	149.31	149.72	0.41	727	107	0.58	0.09	<0.10	0.02	LM2
ZKL5203	412.15	412.48	0.33	518	329	4.67	1.26	<0.10	0.12	LM6
	524.17	524.62	0.45	430	207	2.74	0.43	<0.10	0.05	LM5
ZKL008	196.14	196.76	0.62	636	68	1.50	0.19	<0.10	0.08	LM2-2
	236.36	236.68	0.32	596	246	3.47	0.15	<0.10	0.15	LM2-2W
ZKL6001	83.69	83.87	0.18	788	458	2.47	0.58	<0.10	0.04	LM6
	164.78	165.16	0.38	745	70	1.30	0.67	<0.10	0.06	LM5
ZKL6002	210.67	211.17	0.50	664	927	7.73	1.00	0.15	0.50	LM5
ZKL5204	271.73	272.99	1.26	613	197	0.25	0.23	0.10	0.11	LM4W2
	278.25	278.45	0.20	608	2,454	8.23	4.49	0.30	0.33	LM4w
	363.36	363.60	0.24	534	3,086	7.23	3.01	0.46	0.23	LM4E
ZKL5005	118.58	119.50	0.92	762	194	0.75	0.29	0.09	0.08	LM3
	326.39	327.24	0.85	612	120	1.09	0.13	0.06	0.03	LM4E
ZKL5801	95.02	95.24	0.22	801	408	1.18	0.50	0.20	0.07	LM6
	158.23	159.09	0.86	781	525	1.35	2.23	0.07	0.07	LM5
ZKL5802	109.90	110.40	0.50	756	748	0.89	0.26	0.08	0.06	LM6E
	216.51	216.91	0.40	683	771	7.77	0.29	0.26	0.58	LM5E
ZKL6201	198.18	199.82	1.64	693	661	5.20	0.55	0.03	0.13	LM5
Including	198.18	198.53	0.35	693	2,016	16.87	1.86	0.16	0.23
Including	199.22	199.82	0.60	692	503	3.70	0.27	<0.10	0.16
ZKL5006	534.62	535.45	0.83	361	405	1.48	0.15	2.32	0.03	LM5W2
	545.30	549.64	4.34	350	642	2.24	1.15	1.00	0.05	LM5W
Including	546.89	547.44	0.55	350	3,720	7.13	5.19	1.77	0.23
Including	548.66	549.33	0.67	348	609	2.66	1.40	4.51	0.04
ZKL6202	60.68	61.48	0.80	779	269	0.73	0.15	<0.10	0.11	not named
	170.98	171.58	0.60	684	151	0.54	0.18	<0.10	0.02	LM6
ZKL5803	173.48	174.73	1.25	673	448	2.49	0.45	0.08	0.04	LM5W
Including	173.48	173.66	0.18	674	2,603	13.04	1.01	0.19	0.18
ZKL5803	195.07	195.42	0.35	654	179	0.39	0.14	0.00	0.02	LM5
	341.93	342.21	0.28	521	588	1.96	0.15	0.56	0.05	LM5E
ZKL5205	112.31	113.26	0.95	746	142	0.28	0.21	<0.10	0.03	LM1
	521.97	522.09	0.12	372	131	0.37	0.48	<0.10	0.04	LM6E
ZKL6204	71.65	71.93	0.28	807	999	7.82	19.50	0.01	0.54	LM6W
ZKL5206	547.39	548.05	0.66	332	314	0.53	0.61	7.95	0.04	LM6
Including	547.77	548.05	0.28	332	611	0.40	0.94	13.05	0.07
	593.38	594.08	0.70	289	702	0.96	1.35	0.02	0.32	LM5W
Including	593.88	594.08	0.20	289	1,600	3.01	3.78	0.06	0.73
ZKL5207	239.31	240.18	0.87	682	153	1.10	0.27	0.01	0.01	not named

Quality Control

Drill cores are in NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to four labs: the Analytical Lab of Henan Non-Ferrous Metals Geological and Exploitation Institute in Zhengzhou (Zhengzhou Lab), the Analytical Lab of the 6th Nonferrous Geo-exploration Team in Luoyang (Luoyang Lab), Henan province, the ALS-Chemex Lab in Guangzhou, Guangdong Province, and the SGS lab in Tianjin. All labs are officially accredited labs in China. Adopted analytical methods in the four labs are as follows:

Zhengzhou Lab and Luoyang Lab

The sample preparation consists of drying, crushing and splitting of the sample to 250 grams, and which is then pulverized to minus-200 mesh. Two-acid digestion and AAS finish are utilized on a 0.5-gram sample for lead and zinc. Titration is utilized as a modified process for higher grade materials. Silver is also analyzed using a two-acid digestion on a 0.5-gram sample and AA finish.

ALS Chemex

Sample is dried, crushed and split to a 250-gram subsample which is further pulverized to 85 per cent passing 200 mesh. Four-acid digestion and ICP-AES finish are utilized on a one-gram sample for analyzing silver, lead, zinc and copper. For samples containing more than 1,500 g/t silver, fire assay and gravimetric finish is utilized. Titration method is utilized as a modified process for samples with more than 10%Pb.

SGS Lab

Sample is dried, crushed and split to a 250-gram subsample which is further pulverized to 85 per cent passing 200 mesh. Fire assay and AAS finish are utilized for gold assay. Four-acid digestion and ICP-AES finish are used in analyzing silver, lead, zinc and copper.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (CRM), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert reference material samples (RMS) and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3 per cent of the pulp samples to higher level labs to check for lab bias.

Data from both the company's and the labs' QA/QC programs are timely reviewed and evaluated by project geologists.

Rujin Jiang, P.Geo. Vice President of Exploration for the Company, is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc project in northern British Columbia. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.